Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: February 26, 2014

Brookfield Property Partners’ Offer to Purchase Any or All Issued and Outstanding Common Shares of Brookfield Office Properties Inc.

Shareholder Q&A

Brookfield Property Partners L.P. (“Brookfield Property Partners”) has received numerous inquiries regarding its offer for any or all of the outstanding common shares of Brookfield Office Properties Inc. (“BPO”). Below are answers to certain of those inquiries. BPO SHAREHOLDERS ARE ENCOURAGED TO READ THE ENTIRE OFFER TO PURCHASE AND OTHER DOCUMENTATION FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES AND THE SECURITIES AND EXCHANGE COMMISSION WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.  See “Additional Important Information” at the end of this document.”

When can I tender my BPO Common Shares to the Offer?

•                  If you hold BPO common shares (“BPO Common Shares”) in your own name, you can tender your BPO Common Shares any time between now and the expiration of the offer on March 19, 2014 at 11:59pm local time. If your BPO Common Shares are registered in the name of a nominee/broker (commonly referred to as “in street name” or “street form”), the deadline for deposit will be earlier and you should contact your broker or other nominee for assistance .

•                  Brookfield Property Partners will provide a subsequent offering period after the expiry time of  no less than 10 days, during which period shareholders of BPO (“BPO Shareholders”) may tender their BPO Common Shares.

What can I receive in exchange for my BPO Common Shares?

•                  For each BPO Common Share that you hold, Brookfield Property Partners is offering:

(a)         US$20.34 in cash; or

(b)         One Brookfield Property Partners limited partnership unit (“BPY Unit”);

in each case as elected by you in the applicable Letter of Transmittal or Notice of Guaranteed Delivery (which you will receive with the take-over bid circular), and subject to pro-ration such that the number of BPY Units to be issued does not exceed 186,230,125 and the cash consideration does not exceed US$1,865,692,297.

•                  If you are a Canadian resident BPO Shareholder, you can elect to receive an exchangeable unit of a Canadian partnership instead of BPY Units which allows for full or partial deferral of capital gains for Canadian federal income tax purposes.

•                  If you hold multiple Common Shares of BPO, you can elect to receive BPY Units for certain of your shares and cash for  your other shares (in each case subject to pro-ration).

Can I elect to receive my cash consideration in Canadian Dollars?

•                  Yes. BPO Shareholders can elect to receive payment of the cash to which they are entitled under the Offer in Canadian dollars based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted.

If I elect to receive only cash or only Brookfield Property Partners Units in exchange for all of my BPO Common Shares, am I guaranteed to receive only cash or only Brookfield Property Partners Units as consideration?

•                  No. Although you may select to receive US$20.34 in cash or one Brookfield Property Partners Unit for each of the BPO Common Share that you own, the total consideration paid to BPO Shareholders under the Offer is subject to pro-ration, which means you are likely to receive a mix of consideration.

•                  The total amount of cash available under the Offer is limited to US$1,865,692,297 and the total number of Brookfield Property Partners Units available for issuance under the Offer and any related subsequent transactions is limited to 186,230,125.

•                  Assuming that all BPO Shareholders tender and elect to receive either all cash or all Brookfield Property Partners Units, each BPO Shareholder would be entitled to receive US$6.71 in cash and 0.67 of a Brookfield Property Partners Unit for each BPO Common Share tendered.

I am a Canadian resident BPO Shareholder. Why would I elect to receive Exchangeable Units?

•                  If you are a Canadian resident BPO Shareholder, you can elect to receive an exchangeable unit of a Canadian partnership instead of BPY Units which allows for full or partial deferral of capital gains for Canadian federal income tax purposes.

•                  Canadian resident BPO Shareholders should consult with their tax advisors concerning whether to elect to receive exchangeable units.

How do I tender my BPO Common Shares?

•                  If you hold BPO Common Shares in your own name, you may accept the Offer by depositing certificates representing your BPO Common Shares, together with a duly completed and signed Letter of Transmittal and all other documents required by the instructions to the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal prior to the expiry time of the Offer.

•                  If you do not anticipate being able to deposit the certificates representing your BPO Common Shares prior to the expiry time of the Offer, you may still tender to the Offer by submitting a duly completed and signed Notice of Guaranteed Delivery and all other documents required by the Notice of Guaranteed Delivery to the office of the Depositary specified in the Notice of Guaranteed Delivery.

•                  If you tender to the Offer using a Notice of Guaranteed Delivery, you still need to properly complete and submit a Letter of Transmittal and the certificates representing your BPO Common Shares to the Depositary no later than 5:00 p.m. (Eastern standard time) on the third business day after the expiry time of the Offer.

•                  If your BPO Common Shares are registered in the name of a nominee/broker (commonly referred to as “in street name” or “street form”), you should contact your broker or other nominee for assistance in tendering your BPO Common Shares to the Offer. You should request your nominee/broker to effect the transaction.

I see 12 different options to tender my shares on the Corporate Action sheet. Which option do I pick?

•                  Each option is unique to shareholders considering certain factors such as country of residence, currency requested (CAD or USD) for any cash consideration, and specific consideration requested for BPO Common Shares (e.g. Exchangeable L.P. units vs. BPY Units).

•                  If you are having difficulty determining which option works best for you, please consult your investment and/or tax advisor, or the agents listed below.

What if I have lost my BPO Common Share certificate(s) but wish to tender my BPO Common Shares to the Offer?

•                  You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will forward a copy to the transfer agent for the BPO Common Shares and such transfer agent will advise you of the replacement requirements, which must be completed and returned before the expiry time of the Offer.

If I accept the Offer, when will I receive the consideration for my BPO Common Shares?

•                  If Brookfield Property Partners consummates the Offer and takes up your BPO Common Shares, you will receive the consideration for the BPO Common Shares tendered to the Offer promptly after the expiry time of the Offer.

Will I have to pay any fees or commissions?

•                  If you are the registered owner of your BPO Common Shares and you tender your BPO Common Shares directly to the Depositary, you will not have to pay brokerage fees or incur similar expenses.

•                  If you own your BPO Common Shares through a broker or other nominee and your broker tenders the BPO Common Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Am I under obligation to tender my BPO Common Shares under this offer?

•                  No. You are under no obligation to tender your BPO Common shares during the offer period.

If I decide not to tender, how will my BPO Common Shares be affected?

•                  The BPO Common Shares not acquired under the Offer will remain outstanding and continue to trade after the expiry of the Offer. Unless Brookfield Property Partners is able to complete a subsequent transaction, it is not expected that material changes to the business and affairs of BPO will occur.

•                  If Brookfield Property Partners takes up and pays for a sufficient number of BPO Common Shares under the Offer, Brookfield Property Partners will undertake a subsequent transaction to acquire any BPO Common Shares not tendered to the Offer. The consideration to be offered for BPO Common Shares under such subsequent transaction will be the same consideration offered pursuant to the Offer.

•                  We currently expect that such a transaction would be completed in the second quarter of 2014.

Who can I call with questions about the Offer or for more information?

•                  You can call our Depositary, Canadian Stock Transfer Company Inc., or our Information Agent, CST Phoenix Advisors, if you have questions or requests for additional copies of the documents related to the Offer. Questions and requests should be directed to the following telephone numbers or e-mail addresses:

Canadian Stock Transfer Company Inc.

Toll Free in North America: 1-800-387-0825

Collect outside of North America: 416-682-3860

E-mail: inquiries@canstockta.com

CST Phoenix Advisors

Toll Free in North America: 1-866-822-1245

Collect outside of North America: 201-806-2222

E-mail: inquiries@phoenixadvisorscst.com

FORWARD LOOKING STATEMENTS

This Shareholder Q&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the Offer will be subject to conditions, which may not be satisfied; if the Offer is not accepted by a sufficient number of BPO Shareholders, some of the benefits to Brookfield Property Partners may not be realized; the length of time necessary to consummate the Offer may be longer than anticipated; BPO Shareholders who would like to exchange their shares for limited partnership units of Brookfield Property Partners may receive cash in lieu of up to 33% of their shares; problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; we may not realize the anticipated synergies and other benefits following the Offer; the Offer may involve unexpected costs; the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

ADDITIONAL IMPORTANT INFORMATION

This Shareholder Q&A relates to our previously announced proposal to acquire BPO through a tender offer for any or all of the BPO Common Shares that we do not currently own (the “Offer”). We have filed a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. The Registration Statement was declared effective on February 11, 2014, and the offer materials were mailed to BPO shareholders on February 12, 2014. This Shareholder Q&A is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer is being made only through the Exchange Offer Documents.

The Exchange Offer Documents have been furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors are able to obtain free copies of the Exchange Offer Documents, as well as other filings containing information about us, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from us. These documents are also available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION BECAUSE THEY CONTAIN IMPORTANT INFORMATION